

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

Via Email
Robert F.X. Sillerman
Executive Chairman
Function (X) Inc.
159 East 70th Street
New York, New York 10021

> **Re: Function (X) Inc.**
> **Registration Statement on Form S-1**
> **Filed May 25, 2011**
> **File No. 333-174481**

Dear Mr. Sillerman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note that you have included the closing price of the common stock on the Pink Sheets Electronic Quotation Service on the prospectus cover page, but have not included a fixed offering price of the securities as required by Item 501(b)(3) of Regulation S-K and Schedule A. This appears to be the functional equivalent of an initial public offering by the company after deregistering your securities in 2004. For initial public offerings that are to be conducted by selling shareholders, we will not object to reliance upon Rule 415(a)(1)(i) and a plan to distribute at a fluctuating market price after admission of your shares to the OTCBB or an exchange, if you state a fixed offering price that will be applicable prior to such admission. Please revise accordingly.

2.   Please disclose on the cover page the amount of the total voting power currently held by current affiliates and insiders of the company, including Robert F.X. Sillerman, your

Executive Chairman and Director. This appears to be key information regarding the corporate control of your company that should be disclosed prominently.

Prospectus Summary, page 1

3.   You state in the prospectus summary and throughout the prospectus that you are not disclosing any details about your product for competitive reasons and because this product has not reached the stage of a specific plan for its commercial adaption. Please be advised that a description of the principal products or services and their markets is required to be disclosed under Item 101(h) of Regulation S-K. Given that the company intends to focus its new business on digital and mobile technology using this product, revise your filing to provide a robust discussion of the product, its stage of development, the funds necessary to complete development, the market for the product, and any other material factors impacting the development and marketability of the product. Further, consider adding a risk factor regarding the developmental stage of your product and the impact it will have on your proposed business and financial condition if it is not ready for commercial adaptation.

Risk Factors, page 4

4.   Please review the risk factors to ensure that each risk factor subheading clearly conveys a detailed risk to investors regarding your company, industry or security. Many of your risk factors merely state a fact about your business without fully describing the risks associated with that fact. For example, you state that you do not intend to declare dividends on your common stock and that you are controlled by current insiders and affiliates of the company. Please review your subheadings to ensure that they disclose in the text the specific risk or risks you are addressing.

5.   We note that some of your executive officers and directors are involved in other business activities. In this regard, it appears that Robert F.X. Sillerman and Mitchell Nelson serve in executive roles at Circle Entertainment, Inc. Please add a risk factor that alerts investors to a potential conflict of interest and disclose any policies or procedures for the review and approval of any transactions that may cause a conflict of interest.

6.   We note your response in your letter dated March 4, 2010 that you voluntarily filed your Form 10-K for the fiscal year ended December 31, 2010 based on a contractual obligation. Given that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. In addition, revise your statement on page 32

that suggests that you will be required to file proxy statements and be subject to Section 14 of the Exchange Act.

Market for Our Common Stock, page 9

7.   Please revise to include the number of holders of each class of common stock of the company as of the latest practicable date. See Item 201(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 13

8.   You disclose that the company is unlikely to generate significant revenue or earnings in the immediate of foreseeable future. Please amend your filing to clarify how you expect to meet your short and long-term cash requirements for the next 12 months. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. Please expand your disclosure to address the following:

  • State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

  • Disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year.

  • Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

Management, page 17

9.   Please revise to disclose the dates during which Chris Stephenson and Gregory Consiglio worked in their previous organizations. See Item 401 (e) of Regulation S-K.

10.   For each director, disclose when the director was elected or appointed to the board of directors, the term of the director, and the specific "experience, qualifications, attributes or skills" that led the company to conclude that the individual should serve as a director. See Item 401(a) and (e) of Regulation S-K.

Corporate Governance, page 22

11.   Please provide the information required by Item 407(e)(4) under the caption "Compensation Committee Interlocks and Insider Participation" as of the last completed fiscal year.

Selling Shareholders, page 26

12.   You state that none of the selling shareholders has held a position as an officer or director of the company within the past three years. We note from your previous filings that Jack L. Howard served as the company's Chairman of the Board and Chief Executive Officer and Ronald W. Hayes served as a director of the company during the fiscal year ended December 31, 2010. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 28

13.   You state that the table on page 28 sets forth information regarding the beneficial ownership of your common stock as of May 24, 2011: (i) by each person who beneficially owns more than 5% of the company's common stock; (ii) each of your named executive officers and directors; and (iii) all of your executive officers and directors as a group. However, the chart does not appear to include all of this information required by Item 403 of Regulation S-K. Specifically, it does not include Adage Capital Partners L.P. that owns approximately 10% of your outstanding shares nor does the chart separately list each executive officer and director. Please revise.

Description of Capital Stock, page 28

14.   Please add disclosure regarding the provisions in your bylaws and Certificate of Incorporation governing the election of directors. We note that Article I, Section G of your bylaws dated as of June 26, 1996 requires a plurality vote of the shareholders for the election of directors, rather than a majority of the votes of the holders of common stock that is generally required to take corporate action. To the extent that you have amended or updated the bylaws since 1996, please file it as an exhibit pursuant to Item 601(b)(3)((ii) of Regulation S-K.

Report of Independent Registered Public Accounting Firm

15.   Revise to include the date that the report of your independent registered public accounting firm was issued pursuant to Rule 2-02(a) of Regulation S-X.

16.   Pursuant to Section 2(a)(7) of the Sarbanes Oxley Act and PCAOB Rule 1001, Function (X) is considered the issuer of this registration statement and as such the company's financial statements must be audited pursuant to the standards of the Public Company Accounting Oversight Board (United States). Revise to include financial statements

audited in accordance with PCAOB Standards and ensure that your Independent Auditor's Report refers to such Standards. We refer you to paragraph 3 of Auditing Standard No. 1, SEC Release No. 34-49708 and Article 2-02 of Regulation S-X.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

17.   For each sale of unregistered securities within the past three years, other than the 13,232,597 shares of common stock issued to an institutional investor on February 16, 2011, please provide the specific exemption that you relied upon in offering such securities without registration under the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules, page II-2

18.   Please tell us what consideration you have given to filing the promissory notes with Robert F.X. Sillerman and Mitchell Nelson, subscription agreements and other documents related to the private placement of securities to your selling shareholders (other than with KPLB LLC which was filed as Exhibit 4.4), and the Shared Services Agreement with Circle Entertainment Inc.

19.   Please file the company's Articles of Incorporation pursuant to Item 601(b)(3)(i) of Regulation S-K. We note that you have only incorporated by reference the Certificate of Amendment to the Certificate of Incorporation as Exhibit 3.1.

Exhibit 5.1

20.   Please update the legal opinion. It appears that the opinion is dated March 25, 2011.

21.   We note that the resale registration statement relates to shares that are currently outstanding, though the opinion refers to shares that will be issued in the future. Please revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise.

22.   The opinion states that in expressing the opinion, counsel relied upon representations and certificates of the officers of the company as to various questions of fact material to the opinion. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Tell us what representations counsel relied upon in preparing the legal opinion, or provide an amended opinion of counsel that does not assume facts that are easily ascertainable such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, and whether it has taken all corporate actions necessary to authorize the issuance of shares.

Signatures, page II-4

23.   The signature page does not indicate the officers who are signing as the company's chief financial officer and controller or principal accounting officer. Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided. See Instruction 2 to Signatures on Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       If you have any questions regarding these comments, please contact me at (202) 551-3453. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: <u>Via Email</u>
       Christopher S. Auguste, Esq.
       Kramer Levin Naftalis & Frankel LLP